December 21, 2006

Amanda McManus, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Pinpoint Advance Corp. Registration Statement File No. 333-138110

Dear Ms. McManus:

This letter is written in response to the letter received from the Securities and Exchange Commission (the “Commission”) on December 13, 2006 (the “Staff Letter”) with respect to Amendment No. 1 to the registration statement on Form S-1 (the “Registration Statement”) filed by Pinpoint Advance Corp. (“Pinpoint” or the “Company”) on November 30, 2006. We are filing electronically Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects responses to the Staff Letter.

The following are responses to the Commission’s comments which are furnished as supplemental information and not as part of Amendment No. 2. We are providing to you under separate cover three copies of Amendment No. 2, which has been filed with the Commission concurrently herewith, all of which have been marked to show changes from the previously filed version. For your convenience and to facilitate your review, we have set forth herein each comment contained in the Staff Letter, followed by our response.
Prospectus Cover Page

1.	Please revise your cover page and summary disclosure to indicate that your offering is limited to accredited investors.

We incorrectly stated in our prior response that the offering pursuant to the prospectus would be made only to accredited investors. After further discussion with the underwriter, it was determined this offering is not limited to accredited investors. Accordingly, we have revised both the inside cover page and the summary section of Amendment No. 2 to state, “If you are not an institutional investor, you may purchase securities in this offering only if you reside within the states in which we have applied to have the securities registered. We have registered the securities in: Colorado, Delaware, the District of Columbia, Florida, Georgia, Hawaii, Illinois, Indiana, Louisiana, New York, Rhode Island and Wyoming.”

Insider Cover Page

2.
We have read your response to our prior comment number 4; however, since you have revised the disclosure to refer to the registration statement, which includes all filed information, it does not appear that incorporation by reference is necessary or appropriate. Please revise to remove the reference to incorporation.

We have removed the reference to incorporation, as requested.

Dissolution and Liquidation, page 8

3.
We note your response to comment 12. However, it still may be confusing to an investor how the loan is “subordinate” to the stockholders receiving a minimum of $8.00 per share if the business combination is not consummated, since the loan will in all likelihood have been repaid in full prior to such liquidation. Please revise the disclosure to address this issue.

We have made the change throughout Amendment No. 2, as requested. While it is unlikely there will be a need for subordination, we have clarified the language throughout Amendment No. 2 to state, “In the event repayment of the $234,000 term loan ($384,000 if the over allotment option is exercised in full) has not been made in full upon the liquidation of the trust account, repayment of such loan shall be subordinate to the public stockholders receiving a minimum of $8.00 per share, subject to any valid claims by our creditors which are not covered by amounts in the trust account or indemnities provided by our officers and directors.”

Financial Statements and Notes

Note 7—Warrants and Option to Purchase Common Stock, page F-10

4.
We have read your response to comment 26. You state that the purchase option may be exercised by means of cashless exercise even in the absence of an effective registration statement for the underlying securities. However, Item 2.5 of your unit purchase option agreement filed as Exhibit 4.5 states that the holder of the purchase option will not be entitled to exercise the Purchase Option unless a registration statement is effective, or an exemption from the registration requires [sic] is available at such time. Please clarify this discrepancy or revise your footnotes accordingly. In addition, please revise your footnote disclosure to include a description of what happens to the warrants and the purchase option if the holder is not able to exercise.

We have clarified the discrepancy by modifying Section 2.5 of the unit purchase option as follows:

“2.5 Net Cash Settlements. In no event will the Company be required to net cash settle the exercise of the Purchase Option or the Warrants underlying the Purchase Option, regardless of whether any or all of the Registrable Securities have been registered by the Company pursuant to an effective registration statement. The holder of the Warrants underlying the Purchase Option will not be entitled to exercise the Warrants underlying such Purchase Option unless a registration statement is effective, or an exemption from the registration requirements is available at such time and, if the holder does not, or is not able to, exercise the Purchase Option or underlying Warrants, the Purchase Option and/or the underlying Warrants, as applicable, will expire worthless.”

In addition, we have revised the footnote disclosure.

Exhibits

5.
Please advise us why the opinion in a number of instances refers to “when the terms of the [agreement] are duly established. . .” The language suggests that the agreements have not yet been completed. However, the forms of these agreements appear to have been filed as exhibits.

We have modified and refiled the legal opinion to read “upon execution” in substitution of the language referenced in comment 5 of the Staff Letter. A marked version of the opinion is enclosed herewith.

6.
We have reviewed counsel’s opinion set forth as Exhibit 5.1. Please advise us why you have not included an opinion of counsel that the PO Warrants will be a legally binding obligation of the company. We note that you have included such opinion for the PO Warrants.

We have modified the legal opinion to include that the PO Warrants will be a legally binding obligation of the Company.

If you have any questions or concerns, please contact me at via telephone at 011-972 9-9500245 or via facsimile at 011-972-9-957-0894 or contact either Stuart Neuhauser or Adam Mimeles at (212) 370-1300 or via facsimile at (212) 370-7889.

Sincerely, /s/ Adiv Baruch Adiv Baruch Chief Executive Officer

cc:	Jacob Perry
Ronen Zadok
Yaron Schwalb
Yoav Schwalb
Larry Glassberg
David Wertheimer
Douglas S. Ellenoff, Esq.
Stuart Neuhauser, Esq.
Adam Mimeles, Esq.
Jody Samuels, Esq.